UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): May 26, 2010

TRIM HOLDING GROUP
(Exact name of registrant as specified in its charter)

Nevada	**000-29449**	**20-0937461**
(State or other jurisdiction	**(Commission**	**(IRS Employer**
of incorporation)	**File Number)**	**Identification No.)**

300 Center Ave. Ste. 202
Bay City, MI   **48708**
(Address of principal executive offices)   **(Zip Code)**

Registrant's telephone number, including area code: (989) 891-0500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On May 26, 2010, a majority of the shareholders of Trim Holding Group (the "Company"), by written consent, elected John Dunlap, III to serve on the Company's Board of Directors, together with the Company's existing directors, Louis Bertoli and Nitin Amersey, until his successor is duly elected and qualified.

Since 2007, John Dunlap, III, currently owns Dunlap Group, a California-based advocacy and consulting firm. Additionally, Mr. Dunlap has served on the Board of Director's of Environmental Solutions Worldwide, Inc. (ESW) since 2007. He previously served as President and CEO of the 20,000-member California Restaurant Association (CRA) from 1998 to 2004. In 2003, he was appointed by California Governor Gray Davis to serve as Chairman of the State Compensation Insurance Fund (SCIF). Mr. Dunlap also served five years in California Governor Pete Wilson's Administration as Chairman of the Board of Directors of the California Air Resources Board (CARB) from 1994 to 1999, as well as serving as the Chief Deputy Director of the California Department of Toxic Substances Control from 1993 to 1994. Prior to his state service, Mr. Dunlap worked for the South Coast Air Quality Management District for over 11 years serving as Public Advisor. He also worked for California Congressman Jerry Lewis (R-Redlands), former House Appropriations Committee Chairman. Additionally, Mr. Dunlap served as a Commissioner and Executive Committee member of the California Travel and Tourism Commission, where he was involved in the planning and implementation of the state's marketing and advertising program. Mr. Dunlap has been active with the California Travel Industry Association (CALTIA) serving as Chairman in 2002 and serving as the long-time Chair of their CALTIA Political Action Committee. Mr. Dunlap also has served on the Board's of the National Restaurant Association, the California Taxpayer's Association and the American Red Cross.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Trim Holding Group
(Registrant)

Date: May 26, 2010   **By:** */S/ Louis Bertoli*
_____
Louis Bertoli
President, Chief Executive Officer